SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.    20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

A fee is being paid with this statement.

Name of
Issuer:       KOPIN CORP
________________________________________________

Title of Class
of Securities:  Common Stock

CUSIP Number:    500600101

1)  NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

	The Prudential Insurance Company of America     22-1211670

2.) MEMBER OF A GROUP:   (a)  N/A
                                                          (b)  N/A

3)  SEC USE ONLY:



4)  PLACE OF ORGANIZATION: 	 A mutual insurance company organized
                under the laws of the State of New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5)  Sole Voting Power:			0    	Not Applicable
6)  Shared Voting Power		668,250		See Exhibit A
7)  Sole Dispositive Power:		0   	Not Applicable
8)  Shared Dispositive Power:		668,250   	See Exhibit A

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:
			668,250	See Exhibit A

10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:	Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
			6.12 See Exhibit A

12) TYPE OF REPORTING PERSON:  IC, IA

ITEM 1(a).  NAME OF ISSUER:

                      KOPIN CORP

ITEM 1(b).  ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

                      KOPIN CORP
                      695 Myles Standish Blvd.
                      Taunton, MA 02780-1042




ITEM 2(a).  NAME OF PERSON FILING:

	 The Prudential Insurance Company of America

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

		751 Broad Street
		Newark, New Jersey  07102-3777

ITEM 2(c).  CITIZENSHIP:

      		A mutual insurance company organized under the laws of the
		State of New Jersey

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

		Common Stock

ITEM 2(e).  CUSIP NUMBER:

			500600101

ITEM 3.	The Person filing this statement is an Insurance Company
			as defined in Section 3(a) (19) of the Securities
Exchange
			Act of 1934, and an Investment Adviser registered under
			Section 203 of the Investment Advisers Act of 1940.

ITEM 4.  OWNERSHIP:

		(a) Number of Shares
		     Beneficially Owned:	668,250  See Exhibit A

		(b) Percent of Class:		6.12

							Number
		(c) Powers				Of Shares

-------------------------------------	--------------------------
		     Sole power to vote or		0	Not Applicable
		     to direct the vote

		     Shared power to vote or 	668,250	See Exhibit A
		     to direct the vote

		     Sole power to dispose or 	0	Not Applicable
		     to direct disposition

		     Shared power to dispose	668,250	See Exhibit A
		     or to direct disposition

ITEM 5.  OWNERSHIP OF 5% OR LESS OF A CLASS:

		Not Applicable


ITEM 6.  OWNERSHIP OF MORE THAN 5% ON BEHALF
	  OF ANOTHER PERSON:

		See Exhibit A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE
	SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
	REPORTED ON BY THE ULTIMATE PARENT COMPANY:

		Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS
	 OF THE GROUP:

		Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

		Not Applicable

ITEM 10.  CERTIFICATION:

	By signing below, the Prudential Insurance Company of America certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

The filing of this statement should not be construed as an admission that Prudential is, for purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of such shares.



				SIGNATURE

	After reasonable inquiry and to the best of its knowledge and belief, The Prudential Insurance Company of America certifies that the information set forth in this statement is true, complete and correct.


	THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

	By:	Richard S. Biegen
		Director, Securities Law Compliance

	Date:	02/03/97
	As of:	12/31/96


				Exhibit A
				--------------

ITEM 6.	 OWNERSHIP:

The Prudential Insurance Company of America ('Prudential') may have direct or indirect voting and/or investment discretion over 668,250 shares of the Issuer's common stock which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential is reporting the combined holdings of these entities for the purpose of administrative convenience.

These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Prudential is, for the purposes of Section 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.